

Mail Stop 4628

February 8, 2017

Via E-mail
Ivan de Souza Monteiro
Chief Financial Officer
Petróleo Brasileiro S.A.
Avenida República do Chile, 65
20031-912 – Rio de Janeiro – RJ
Brazil

       Re: Petróleo Brasileiro S.A.
               Form 20-F for Fiscal Year Ended
               December 31, 2015
               Filed April 28, 2016
               File No. 1-15106

Dear Mr. Monteiro:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Ethan Horowitz

                          Ethan Horowitz
                          Branch Chief
                          Office of Natural Resources